Viceroy Exploration Ltd.
(an exploration stage company)

Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2005
(expressed in Canadian dollars)

Management’s Discussion and Analysis

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Financial Statements
For The Three Months Ended March 31, 2005
(expressed in Canadian dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis, prepared as of May 2, 2005, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2005 and the results of its operations and cash flows for the three-month period then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2004 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion and analysis may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a natural resource exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. With $13.2 million in cash and cash equivalents as at March 31, 2005, substantially all of which is available as working capital, Viceroy is well financed to continue advancing the Gualcamayo project, for which a previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces measured and indicated and 0.6 million ounces inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004. The Company is also carrying out a regional exploration program within the Gualcamayo property. In 2004, Viceroy optioned another of its properties, La Flechas, on which exploration is progressing.

During the three months ended March 31, 2005:

-
in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration. The Company is continuing to carry out engineering studies incorporating the three main zones of mineralization. This work is intended to lead towards a feasibility which is planned to commence later this year;

-	continued the second phase drill program, designed to expand and confirm continuity of the mineralized structures, completing 18 diamond drill holes for a total 2,475 metres; and
-	continued metallurgical test-work which indicates that the bulk of the ore is readily amenable to cyanide leaching.

In the subsequent period in April 2005, in summary, among others, the Company announced:

-	the addition of a second diamond drill to the property to be used for geotechnical, metallurgical and exploration drilling;
-	plans to accelerate the current program due in part to a new geological interpretation of the mineralization including a third drill rig to the site in late May or early June;
-	positive preliminary results from the Gualcamayo regional exploration program which is ongoing with increased budget and personnel;
-
the awarding of the Environmental Impact Statement contract to an international consulting firm, Golder Associates, intended to define and coordinate environmental impact statement work in order that required environmental, construction and mining permits can be obtained as needed. The contract work is to begin immediately; and

-
the Company’s application to the Toronto Stock Exchange (“TSX”) for the listing of its common shares on the TSX was granted and its common shares were listed and posted for trading at the opening on May 2, 2005.

RESULTS OF OPERATIONS

For the three months ended March 31, 2005 (the “2005 first quarter”) as compared to the three months ended March 31, 2004 (the “2004 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 first quarter, the Company had a loss of $1,303,708 as compared to a loss of $579,365 for the 2004 first quarter. A significant component of operating expenses in both these periods is stock-based compensation recorded at fair value at the time the options are granted. The purpose of the options is to motivate recipients thereby advancing the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company while preserving cash for exploration spending.

In the 2005 first quarter, stock options were granted for a total 857,000 common shares with a fair value of $1,092,697, representing 84% of the $1,303,708 loss for the quarter, among the Company’s four officer consultants, two employees, five independent directors and six other consultants. In the 2004 first quarter, stock options were granted for a total 428,000 common shares with a fair value of $397,115, representing 69% of the $579,365 loss for the quarter, among one officer consultant, two employees and one other consultant.

The Loss Before The Following in the 2005 first quarter, excluding non-cash charges, is $291,691 as compared to $225,507 in the 2004 first quarter. The relative increase is primarily due to higher cash compensation, $167,718 as compared to $123,433, paid to certain senior officers in the current period as well as there being less than a full staff complement for the 2004 first quarter. In the 2005 first quarter, Company representatives attended two industry conferences, both in Canada.

Capitalized Exploration Expenditures:

In the 2005 first quarter, $1,323,832 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $49,045 for the purchase of additional camp equipment and replacement of an old vehicle as compared to $363,480 spent on the Gualcamayo property in the 2004 first quarter primarily on capitalized land purchased of $42,962, systematic mapping, surface sampling and check assay results which confirmed the historical assays of a previous owner, and the start of drill-site access road construction. Included in cumulative deferred exploration expenditures at March 31, 2005 is $542,296 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the 2005 first quarter is $349,491 as compared to cash used in the 2004 first quarter of $354,209. Relative differences to the above-described period spending is due to the timing of the payment of expenses.

Cash used in investing activities in the 2005 first quarter of $1,143,585 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the 2004 first quarter, cash of $325,581 was used for capitalized expenditures on the Gualcamayo property including land of $42,962.

Cash from financing activities in the 2005 first quarter of $218,500 is partial exercise of stock options as compared to $2,679,640 in the 2004 first quarter from the exercise of warrants, the partial exercise of brokers’ warrants and the exercise of stock options.

In summary, for the 2005 first quarter, total cash and cash equivalents decreased by $1,274,576 to $13,224,408 as compared to an increase in total cash and cash equivalents for the 2004 first quarter of $1,999,850 to $6,716,880.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each quarter since the date of its incorporation on March 31, 2003.

	Quarter Ended
	Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2005		2004		2004		2004		2004		2003		2003		2003
	$		$		$		$		$		$		$		$

Capitalized property
acquisition and
exploration costs	1,323,832	(2)	443,981	(2)	877,031	(2)	1,470,588	(2)	406,442	(3)	229,013	(2)	124,411	(2)	6,015,995	(1)
Revenue(4)	-		-		-		-		-		-		-		-
Loss from operations	1,303,708	(11)	658,536	(10)	673,637	(9)	466,183	(8)	579,365	(7)	1,115,063	(6)	321,532	(5)	10,814
Basic and diluted loss
per share	(0.04)		(0.02)		(0.02)		(0.02)		(0.02)		(0.06)		(0.02)		(0.00)

(1)	consists entirely of capitalized property acquisition costs
(2)	consists entirely of capitalized property exploration costs
(3)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(4)	the Company is in the exploration stage and has no revenues
(5)	includes $250,306 stock-based compensation
(6)	includes $866,774 stock based compensation
(7)	includes $397,115 stock-based compensation
(8)	includes $162,920 stock-based compensation
(9)	includes $392,900 stock based compensation
(10)	includes $230,150 stock-based compensation
(11)	includes $1,092,697 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2005 as compared to as at December 31, 2004:

As at March 31, 2005, the Company has cash and cash equivalents of $13,224,408, substantially all of which is available as working capital, as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, substantially all of which was available as working capital, a decrease of $1,274,576.

As of the May 2, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised, a total 6,356,875 common shares would be issued for cash proceeds of $13,915,206.

Should the planned acceleration of the current phase two drill program on the Gualcamayo property result in a further expansion of the resource, the Company may require additional funds in order to complete this expanded program, planned Feasibility study as well as for property maintenance requirements and administrative overhead. Development of the project beyond feasibility will require additional equity and possible debt financing both which involve significant risks. The Company continues to target the 2005 fourth quarter to begin a Feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at March 31, 2005 is $347,610 and $68,953 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at March 31, 2005

DISCLOSURE OF SHARE DATA AS AT MAY 2, 2005

i.	shares authorized:
an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

35,620,308 common shares with a recorded value of $26,186,993

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	50,000		1.35	December 17, 2008
	200,000		0.50	September 12, 2008
	100,000		1.06	October 7, 2008
	750,000		1.25	December 3, 2008
	150,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	40,000		0.93	June 10, 2009
	480,000		1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	827,000	(1)	2.46	January 31, 2010
	30,000	(2)	2.52	February 25, 2010
	3,200,000

Warrants	3,156,875		2.75	December 6, 2006

	6,356,875

(1)	one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month from January 31, 2005
(2)	subject to vesting at 5,000 shares per month

OTHER INFORMATION

(a)	critical accounting estimates:

Exploration property costs – The Company records its interest in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. Management regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

(b)	related party transactions:

Related party transactions in the 2005 first quarter are described in note 6 to the interim consolidated financial statements for the three months ended March 31, 2005.

(c)	changes in accounting policies, including initial adoption:

Changes in accounting policies, including initial adoption in the 2005 first quarter are described in note 2 to the interim consolidated financial statements for the three months ended March 31, 2005.

(d)	operating lease obligations:

Vancouver office - $73,332 annually, expiring July 31, 2007 Argentina office - $9,600 annually, expiring 2007

(e)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(f)	Annual Information Form:

The Company expects to file its Initial Annual Information Form by mid May 2005.